SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549
                          _____________

                          SCHEDULE 13G
                         (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(b) and (c) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(b)

                        (Amendment No. 1)

                       Patriot Bank Corp.
                        (Name of Issuer)

              Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                           703356-10-5
                         (CUSIP Number)

CUSIP No. 703356-10-5

1.  Name of Reporting Persons
    IRS Identification No. of Above Persons (Entities Only)

    Patriot Bank Employee Stock Ownership Plan
    IRS I.D. No. 23-2820537

2.  Check the Appropriate Box if a Member of a Group

    (a) [ ]                  (b) [X]

3.  SEC Use Only

    _____________________________________________________________

4.  Citizenship or Place of Organization     Pennsylvania

Number of       5.  Sole Voting Power          -0-
Shares
Beneficially    6.  Shared Voting Power       356,857
Owned By
Each Reporting  7.  Sole Dispositive Power    356,857
Person
With            8.  Shared Dispositive Power      -0-

9.  Aggregate Amount Beneficially Owned by Each Person  441,414

10.  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares*    [ ]

11.  Percent of Class Represented by Amount in Row 9    10.1%

12.  Type of Reporting Person*          EP

Item 1(a)      Name of Issuer:
               Patriot Bank Corp.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               High and Hanover Streets
               Pottstown, Pennsylvania 19464

Item 2(a)      Name of Person Filing:
               Patriot Bank Employee Stock Ownership Plan
               Trustee:  Meridian Trust Company
                         P.O. Box 1102
                         Reading, Pennsylvania  19603

Item 2(b)      Address of Principal Business Office or, if None,
               Residence:  High and Hanover Streets
                           Pottstown, Pennsylvania  19464

Item 2(c)      Citizenship:
               Pennsylvania chartered commercial bank's employee stock benefit plan organized in Pennsylvania

Item 2(d) Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e)      CUSIP Number:  703356-10-5

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of
               1974.

Item 4 Ownership: As of December 31, 1997, the reporting person beneficially owned 441,414 shares of the issuer. This number of shares represents 10.1% of the common stock, par value $.01, of the issuer, based upon 4,358,468 shares of such common stock outstanding as of December 31, 1997. As of December 31, 1997, the reporting person had sole power to vote or to direct the vote of none of the shares and shared voting power over 356,857 shares. The reporting person had the sole power to dispose or direct the disposition of 356,857 shares of common stock.

Item 5         Ownership of Five Percent or Less of a Class.

               N/A

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person.

               N/A

Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company.

               N/A

Item 8 Identification and Classification of Members of the Group.

               N/A

Item 9         Notice of Dissolution of Group.

               N/A

Item 10        Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 1998
                                              (Date)

                                       /s/ Richard A. Elko
                                            (Signature)

                                      Chief Financial Officer
                                              (Title)